May
21, 2021

VIA E-MAIL

Joshua D. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

Re:    MVP Private Markets Fund
       File Nos. 333-255412, 811-23656

Dear Mr. Deringer:

      On April 21, 2021, you filed an initial registration statement on Form N-2 on behalf of
MVP Private Markets Fund (the    Fund   ). Our comments are set forth below.
Where a comment
is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

General

1.      We note that portions of the filing, including the Fund   s financial
statements, are
incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, including with respect to transactions with certain affiliates.

3. We note your filing contemplates a formation transaction with a Predecessor Fund.
Please explain to us the timing, material terms, and mechanics of your formation transaction and how it will be consummated in compliance with the federal securities laws, including Section 17 of the Investment Company Act of 1940.

4.      The term    private markets    in the Fund   s name suggests that the
Fund focuses its
investments in a particular type of investment. Disclose that the Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its assets in private markets
(including a reasonable definition of that term), whether the policy is fundamental, and (if not),
that shareholders will receive at least 60 days    notice of any change in the
policy. See rule 35d-1
under the Investment Company Act of 1940.
 Joshua D. Deringer, Esq.
May 21, 2021
Page 2


Prospectus

The Fund (page 1)

5.       The disclosure states that the Predecessor Fund transferred
substantially all    of its
portfolio securities to the Fund. Supplementally explain any portfolio securities that were not transferred to the Fund or that were sold within a year prior to the transfer. In addition, please tell us about any material investments purchased by the Predecessor Fund other than in the ordinary course.

6. Please advise whether the Predecessor Fund and the Fund have comparable valuation policies and procedures and, if not, tell us any material adjustments to portfolio valuations made upon transfer to the Fund.

Investment Objective and Strategies (page 1)

7. Consider breaking out the embedded list into bullet points. See Rule 421 under the
Securities Act of 1933.

8.     The disclosure states that Direct Investments includes    other private
assets.    Clarify
what constitutes    other private assets.

9.     The disclosure states that the Fund may invest in    other alternative
strategies. Clarify
what constitutes    other alternative strategies.

Risk Factors (page 2)

10.    Provide a concise summary of the risk factors in this section.

Reports to Shareholders (page 6)

11. To the extent the Fund intends to rely on rule 30e-3, as indicated on the cover page, please clarify and harmonize the disclosure in this section.

Summary of Fund Expenses (page 7)

12.     The disclosure states that Acquired Fund Fees and Expenses    do not
reflect any
performance-based fees or allocations paid by the Portfolio Funds that are calculated solely on the realization and/or distribution of gains, or on the sum of such gains and unrealized appreciation of assets distributed in kind, as such fees and allocations for a particular period may
be unrelated to the cost of investing in the Portfolio Funds.    Supplementally
explain the basis
for excluding such fees. We may have further comment.
 Joshua D. Deringer, Esq.
May 21, 2021
Page 3


Use of Proceeds (page 8)

13. Disclose how long it is expected to take to fully invest net proceeds in accordance with
the Fund   s investment objectives and policies, the reasons for any
anticipated lengthy delay in
investing the net proceeds, and the consequences of any delay. See Item 7.2 of Form N-2.

Portfolio Planning (page 11)

14.    Disclose an estimate of the expected    capital allocation    for the
Fund, and how the
Adviser will determine such allocation.

Borrowing by the Fund (page 12)

15.     We note your disclosure that the Fund    may enter into one or more
credit agreements.
With a view to disclosure, please advise us of the size, timing and purpose of any intended near-term borrowings. Please consider the need for updated disclosure, including the presentation of interest expense in your fee table.

Risk Factors (page 13)

16.     The disclosure states that the description of the risk factors    do
not purport to be a
complete description of any of the particular risks referred to or a complete list of all risks
involved in an investment in the Fund.    Also, under    Limits of Risks
Disclosure    on page 27,
the disclosure states that    The above discussions and the discussions in the
SAI relating to
various risks associated with the Fund, Fund Investments, and Shares are not, and are not
intended to be, a complete enumeration or explanation of the risks involved in an investment in
the Fund.    Item 8.3 of Form N-2 requires the Fund to    disclose the risks
associated with an
investment in the [Fund].    Remove these sentences, or supplementally explain
which risks have
been excluded such that the description is not complete. It is appropriate to acknowledge that the disclosures may not include unknown risks that may be material to the Fund.

Substantial Repurchases (page 14)

17. Revise the disclosure to explain why substantial repurchases are a risk to the Fund if the
Board is able to limit the amount of the repurchase offers.

Investment Management Fee (page 30)

18. Explain in plain English how the Incentive Fee is calculated, including the role and calculation of the Loss Recovery Account. Revised disclosure should also
address what    net
profit    is and highlight any differences from net income. Please also disclose how unrealized
gains and losses will impact the Incentive Fee calculation.

19.    We note that the advisory fee is calculated by reference to    Managed
Investments,    a
defined term that includes your unfunded investment commitments. Please revise your
disclosure to explain how    unfunded investment commitments    is defined in
your agreement and
 Joshua D. Deringer, Esq.
May 21, 2021
Page 4


any policies and procedures in place to monitor and validate the completeness, accuracy, and appropriateness of unfunded investment commitments as it relates to the advisor
  s fee.

Procedures for Repurchase of Shares (page 37)

20. Revise the disclosure to state that the Valuation Date will be no more than 60 days after the Expiration Date. In addition, supplementally explain why the Fund needs such a long period to determine the tender offer price given that it offers and sells securities, and therefore determines NAV, monthly.

21. Please explain supplementally why the Initial Payment date being 15 days after the
Repurchase Date is consistent with the prompt payment provision of the tender offer rules.

22. With regard to the repurchase offer, please disclose that, pursuant to Rule 13e-4(f)(2)(ii)
under the Exchange Act, Shareholders have the right to withdraw their tender after the expiration of forty business days from the commencement of the tender offer, if not yet accepted for payment.

Description of Shares (page 49)

23.     The disclosure states that    the Fund presently offers two classes of
Shares. Harmonize
this disclosure with disclosure elsewhere the that Fund has not yet received multi-class relief and will not offer Class A shares until it receives such relief.

Additional Information (page 49)

24.     Clarify the role of the activities disclosed under    Futures
Transactions    and
   Subsidiaries    will be for the Fund. To the extent these will be principal strategies of the Fund,
move this disclosure to the appropriate sections and address principal risks. To the extent they will not be principal strategies of the Fund, explain their context in the disclosure.

Legal Proceedings (page 51)

25.     The disclosure states that the Declaration of Trust    detailed process
for bringing
derivative actions by shareholders for claims other than federal securities law
claims.    Disclose
the material steps required by this process.

Statement of Additional Information

Fundamental Policies (page 1)

26.     The disclosure states that, with respect to borrowings,    [t]his
investment restriction does
not apply to borrowings from affiliated investment companies or other affiliated persons of the
Fund to the extent permitted by the Investment Company Act, the SEC or any other applicable
authority.    Please explain supplementally what this sentence is referring to.
 Joshua D. Deringer, Esq.
May 21, 2021
Page 5




Part C: Other Information

Item 15. Financial Statements and Exhibits

27.    Please file the finalized exhibits once they are available.

Signatures

28. Please add signature lines for the required officers and at least a majority of the Funds trustees. See Section 6 of the Securities Act.

Accounting Comments

Fee Table

29. If the fund expects to engage in borrowing, please include an estimate of the interest and related charges expected to be incurred by the fund. Also, please ensure that the Investment
Management Fee caption of the table includes management fees charged to the fund on assets acquired through borrowings.

30. If any unfunded investment commitments are expected to transfer from the predecessor fund to the fund, please ensure that the Management Fee caption of the table includes the management fees charged to the fund through the unfunded commitments.

Summary

31. The first sentence under Fees and Expenses - Incentive Fee on page 3 explains that the
Adviser will be entitled to receive the incentive fee at the end of each calendar quarter, and at certain other times. Please explain at what other times, aside from at the end of each calendar quarter, the Adviser will be entitled to receive the incentive fee.

32. The third paragraph under Purchasing Shares explains that investments in Class A shares of the fund are sold subject to a sales charge of up to 1% of the investment. Please reconcile this paragraph with the Shareholder Fees section of the fee table, which shows a maximum sales load of 3.5% applicable to Class A shares.

Incentive Fee

33. Please include a graphic and examples to demonstrate the operation of the incentive fee.

Distributor

34. The second paragraph on page 31 explains that Class A shares of the fund are offered at their current net asset value less a maximum sales charge of 3.5%. Please revise this paragraph
 Joshua D. Deringer, Esq.
May 21, 2021
Page 6


to explain that the sales charge is added to the net asset value per share to arrive at the total cost to invest.

Predecessor Fund

35. Please include the audited financial statements of MVP Private Markets, L.P., the predecessor fund. These financial statements should include audited GAAP financial statements for the most recent fiscal year, accompanied by an audited schedule of investments compliant with Article 12 of Regulation S-X, and any unaudited, interim financial statements necessary to meet the timeliness standards under Article 3-18 of Regulation S-X, accompanied by an unaudited schedule of investments compliant with Article 12 of Regulation S-X. Please also include the consent of the predecessor fund auditor.

                                               *   *   *

         Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250 or Tony Burak at (202) 551-6750 with respect to any accounting comments.



Sincerely,

                                                                       /s/
Raymond A. Be

Raymond A. Be

Attorney-Adviser


cc: Jay Williamson, Securities and Exchange Commission